Exhibit 99(a)
FOR IMMEDIATE RELEASE

Media Contact:
Carol Goodrich (973) 540-3620

Investor Relations Contact:
George Shields  (973) 540-6916
John Howarth    (973) 540-4874


WARNER-LAMBERT COMPANY REVIEWING LIPITOR AGREEMENTS

WITH PFIZER INC


MORRIS PLAINS, N.J. November 15, 1999 -- Warner-Lambert
Company (NYSE:WLA) announced today that in light of actions recently taken by Pfizer Inc relating to Warner-Lambert and its pending business combination with American Home
Products, the Company is taking the following steps:

1) In order to determine what is in the best interests of Warner-Lambert's shareholders, we are reviewing Pfizer's actions and assessing the steps we should take in light of any breaches of the Lipitor agreements determined to have occurred as a result of such actions. In recognition of the significant enhancement to shareholder value which could result, among the steps being considered by Warner-
Lambert is termination of its Lipitor agreements with Pfizer.
2) We are also seeking to make public, for the benefit of Warner-Lambert and Pfizer shareholders, confidential information relating to the arrangements between Pfizer and Warner-Lambert regarding Lipitor which Pfizer currently possesses and is using to its advantage in connection with its interest in acquiring Warner-Lambert.
3) In this regard, Warner-Lambert has requested Pfizer's concurrence to the immediate public release of the Lipitor
Collaboration, International Collaboration, International
Co-Promotion, International License and Option Agreements.
In so doing, Warner-Lambert has not waived any right to disclose any of such information if Pfizer refuses to concur.

Warner-Lambert is a global company devoted to discovering, developing, manufacturing, and marketing quality pharmaceutical, consumer health care, and confectionery products. In 1999, its revenues are expected to exceed $12 billion and the company will invest more than $1.2 billion in research and development. It employs more than 43,000 people worldwide.


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found on our Website at www.warner-lambert.com or through
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